

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 12, 2011

Via E-mail
Mr. Brian R. Balbirnie
Chief Executive Officer
Issuer Direct Corporation
500 Perimeter Park Drive, Suite D
Morrisville, North Carolina 27560

   Re: Issuer Direct Corporation
     Form 10-K for the year ended December 31, 2010
     Filed March 1, 2011
     File No. 001-10185

Dear Mr. Balbirnie:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Linda Cvrkel

          Linda Cvrkel
          Branch Chief